FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934


                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617



These questions and answers were first posted on Trigon's intranet on May 9, 2002.



ANTHEM AND TRIGON: COMBINING TO SERVE THE SOUTHEAST
QUESTIONS AND ANSWERS
Updated May 9, 2002


YOU ALLUDED TO THE TRANSITION PROCESS DURING YOUR PRESENTATION IN THE ALL-EMPLOYEE MEETING TUESDAY, APRIL 30. CAN YOU ELABORATE?
We are in the process of forming a "transition team" that will work through the best practices of both companies and help Trigon and Anthem combine in the most effective way possible. Tom Snead will lead the team, and Tom Byrd, Trigon's CFO, will join him. There will also be members from Anthem, led by CFO Mike Smith. Others from functional areas of both companies will also be involved in the process. We will provide you with more details shortly as the team comes together.


THERE'S A LOT OF CONSTRUCTION GOING ON: DEPARTMENTS ARE REMODELING AND EMPLOYEES ARE MOVING WITHIN DIFFERENT BUILDINGS. HOW WILL THIS MERGER AFFECT THOSE CHANGES?
We will continue our building expansion, remodeling and department moves. Business will continue as usual.


WILL BROKER SERVICES CONTINUE AFTER THE CLOSE OF THE DEAL WITH ANTHEM? AND, MORE IMPORTANTLY, WILL THE DEPARTMENT REMAIN INTACT?
There should be no impact on brokers. Anthem's business model will keep the decision-making regarding the way we work with brokers in our region. In answer to your second question, this is an acquisition based on strength and should provide greater opportunities for many employees as we become part of a larger, expanding company. We do not anticipate much job loss. While there will be some consolidation of corporate and staff functions, decisions that touch the customer in a meaningful way will continue to be made here in Virginia.


HOW WILL THIS ACQUISITION AFFECT ISD PROJECTS SUCH AS HIPAA AND DOL?
HIPAA and DOL projects will continue as usual - as will other ISD projects at this time.


HOW WILL WE WORK TOGETHER ON FEDERAL MANDATES SUCH AS HIPAA?
As we mentioned before, a transition team is being formed to work through the best practices of both companies and help Trigon and Anthem combine in the most effective way. Business will continue as usual until these issues have been worked out.


HOW MUCH AUTONOMY DO REGIONAL PLANS HAVE IN PRODUCT DEVELOPMENT?
Currently, each Anthem region develops its own products. Over time as we look to create efficiencies across the entire Anthem company and address industry issues like more consumer choice, we may develop certain products that will meet the consumer needs of all the Anthem regions.

WE UNDERSTAND THAT ANTHEM HAS A PHARMACY BENEFIT MANAGEMENT PROGRAM. HOW WILL THIS AFFECT OUR RELATIONSHIP WITH MERCK?
As we mentioned before, a transition team is being formed to work through the best practices of both companies and help Trigon and Anthem combine in the most effective way possible.

THE MEDIA HAS MADE MUCH OF THE FACT THAT ANTHEM WILL BE BORROWING A LOT OF MONEY TO COVER THE COST OF THIS DEAL. HOW WILL THIS AFFECT ANTHEM?
Larry Glasscock, Anthem CEO, came to the health care industry with a banking background. In his own words: "I learned that you finance a long-term asset with an even longer term loan." It is also important to note that if you combined Trigon and Anthem's performance for 2001, we would have generated nearly $900M in operating cash flow. Additionally, Anthem's credit rating remains high, even with the projected debt incurred to purchase Trigon.


HOW MUCH WILL MY TRIGON STOCK OPTIONS BE WORTH?
Unexercised stock options will reprice at the closing of the merger based on the price of Anthem stock at the close of the stock market the previous day. You will receive additional Anthem options at an adjusted "exercise/strike" price that will deliver the same value to you as you would have received had you exercised your Trigon options at the close of the market the day before the merger. Each Trigon option will convert to 1.062 Anthem options plus however many more shares of Anthem stock the $30 cash component of the merger consideration could purchase. The total number of options will be rounded to the nearest whole number. Click here for an example of how this would work. (example below - this is laid out in an online format)

EXAMPLE: How much will my Trigon stock options be worth?
The amounts shown below are hypothetical and are only intended to show you how the formula will work. There is no way we can predict what Anthem's stock price will be at the close of the market the day before the merger is complete. In addition, for the purpose of this example, we have made the assumptions listed below. The value of your Trigon stock options will be determined based on the particular terms of your options, and after the merger will be subject to changes in the price Anthem's stock.

o    You have an option for 100 shares of Trigon at the exercise price of $25
o    The price of Anthem stock the day before closing is $75

To determine the value of your Anthem shares after conversion, just follow the steps below.


STEP 1: DETERMINING THE OPTION EXCHANGE RATIO
Add the share exchange ratio to the quotient of the cash consideration divided by the price of ATH stock the day before closing.
1.062 + ($30 / $75) = 1.462 or 1.062 + 0.400 = 1.462

STEP 2: THE OPTION CONVERSION
Multiply the number of Trigon shares you own by the option exchange ratio. This gives you the number of shares of Anthem stock in your Anthem stock option that will replace your Trigon stock option.
100 x 1.462 = 146.2 (rounded to the nearest share = 146 shares)

STEP 3: THE EXERCISE PRICE CONVERSION
Divide the old strike price by the option exchange ratio. This gives you the exercise price per share for your Anthem stock option.
$25 / 1.462 = $17.0999 (rounded to nearest whole cent = $17.10)

STEP 4: DETERMINING THE IMPLIED MARKET VALUE OF TGH SHARES
Add the cash value to the share exchange ratio multiplied by the price of ATH stock the day before closing.
$30 + 1.062 x $75 = $109.95

STEP 5: DETERMINING THE SPREAD VALUE OF TGH STOCK OPTIONS BEFORE CONVERSION Subtract the TGH strike price from the implied market value of TGH stock and multiply by the number of TGH options you have.
$109.65 - $25 = $84.65 x 100 = $8,465

STEP 6: DETERMINING THE SPREAD VALUE OF ATH STOCK OPTIONS AFTER CONVERSION Subtract the ATH strike price (as determined in Step 3) from the price of ATH stock the day before closing and multiply by the number of ATH shares subject to the ATH options you will have (as determined in Step 2).
$75 - $17.10 = $57.90 x 146 = $8,453

The difference between the TGH options and ATH options is $17, or 0.1 percent. This difference is due to the rounding (up or down) of the number of options and the exercise price. In this example, the numbers were rounded down. Aggregate changes in volume will be minimal.


WHAT WILL HAPPEN TO MY STOCK OPTIONS?
Your options will vest and become immediately exercisable upon closing of the Trigon/Anthem merger deal. However, you don't have to exercise immediately. Since your new options will be valued based upon Anthem's stock price at closing of the market the day before the merger is complete, the exercise price of your new options will be adjusted to ensure that the new options have the same value as your current Trigon options would have had at the closing of the market. The exercise price will be rounded to the nearest penny.


HOW MUCH WILL MY TRIGON STOCK OPTIONS BE WORTH?
Unexercised stock options will reprice at the closing of the merger based on the price of Anthem stock at the close of stock market the previous day.

You will receive additional Anthem options at an adjusted "exercise/strike" price that will deliver the same value to you as you would have received had you exercised your Trigon options at the close of the market the day before the merger.

Each Trigon option will convert to 1.062 Anthem options plus however many more shares of Anthem stock the $30 cash component of the merger consideration could purchase. The total number of options will be rounded to the nearest whole number.


HOW IS THE MERGER GOING TO AFFECT THE STOCK IN MY 401K PLAN?
Each share of Trigon stock in the 401(k) Thrift Plan's Trigon Stock Fund will convert to 1.062 shares of Anthem at the closing of the merger. In addition, the Fund will receive $30 for each share of Trigon it owns at the close date, which will be reinvested in the Anthem stock. Thereafter, this fund will become the Anthem Stock Fund and future contributions received will be invested in Anthem stock. You have the right to transfer to the Plan's other investment funds all of your account balances, including the profit sharing account.


WILL I HAVE TO SELL MY STOCK OPTIONS IN ORDER TO GET THE BEST RETURN OR CAN I KEEP THEM FOR THE FULL 10 YEARS IF I WISH?
We can't make recommendations as to whether you should hold, buy or sell your stock. This is a personal investment decision that only you can make.


WILL I RECEIVE CREDIT FOR MY YEARS OF SERVICE?
Yes. The agreement with Anthem provides that you will receive credit for all your years of service with Trigon for eligibility, vesting and benefit purposes.

WILL TRIGON EMPLOYEE BENEFITS PROGRAMS CHANGE WITH THIS TRANSACTION? WILL THEY BE INTEGRATED WITH THOSE OF ANTHEM? WHEN?
We will put in place an integration plan that transfers employee benefit programs to Anthem BCBS. Right now we do not have an exact time schedule for this transition, but we have agreed to maintain current programs until the beginning of 2004.

Generally, we believe employees will find they will have comparable benefits with Anthem BCBS. We've done some preliminary comparison and observed that the plans are very similar. However, when the benefit program transfers to Anthem, it will be a seamless transition. For example, you will not be excluded for a preexisting condition and your coinsurance and deductibles will be credited to your new plan.


WILL OUR EMPLOYEE STOCK PURCHASE PLAN TERMINATE?
The Trigon Employee Stock Purchase Plan will terminate when the merger is complete. As soon as reasonably practicable, employees will be eligible to participate in the Anthem employee stock purchase program.



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This document contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.

PARTICIPANTS IN SOLICITATION
Trigon, Anthem, and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants in the solicitation is set forth in Anthem's Current Report on Form 8-K, which was filed with the Commission on April 30, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K, which was filed with the Commission on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger will be included in the final joint proxy statement-prospectus.